Exhibit 99(f)

CONSOLIDATED FINANCIAL STATEMENTS
With Report of Independent Registered Public Accounting Firm

SOUTHERN NATURAL GAS COMPANY, L.L.C.

As of December 31, 2018 and 2017,
For the Years Ended December 31, 2018, and 2017 and
the Four Months Ended December 31, 2016

SOUTHERN NATURAL GAS COMPANY, L.L.C. AND SUBSIDIARY

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members of Southern Natural Gas Company, L.L.C.

Opinion on the Financial Statements

We have audited the consolidated balance sheet of Southern Natural Gas Company, L.L.C. and its subsidiary (the “Company”) as of December 31, 2017, and the related consolidated statements of income, of cash flows and of members’ equity for the year ended December 31, 2017 and for the four months ended December 31, 2016, including the related notes (collectively referred to as the “consolidated financial statements”), before the effects of the adjustments to retrospectively reflect the change in accounting for retirement benefits described in Note 2. In our opinion, the consolidated financial statements, before the effects of the adjustments to retrospectively reflect the change in accounting for retirement benefits described in Note 2, present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year ended December 31, 2017 and for the four months ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America (the 2017 financial statements before the effects of the adjustments discussed in Note 2 are not presented herein).

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively reflect the change in accounting for retirement benefits described in Note 2 and accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s consolidated financial statements, before the effects of the adjustments described above, based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements, before the effects of the adjustments described above, in accordance with the auditing standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Significant Transactions with Related Parties

As discussed in Note 6 to the consolidated financial statements, the Company has entered into significant transactions with related parties.

/s/ PricewaterhouseCoopers LLP

Houston, Texas
February 15, 2018

We served as the Company's auditor from 2012 to 2018.

Report of Independent Registered Public Accounting Firm

Board of Directors and Members
Southern Natural Gas Company, L.L.C.
Houston, Texas

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Southern Natural Gas Company, L.L.C. (the “Company”) and its subsidiary as of December 31, 2018, the related consolidated statements of income, members’ equity, and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company and its subsidiary at December 31, 2018, and the results of their operations and their cash flows for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

We also have audited the adjustments to the 2017 and 2016 consolidated financial statements to retrospectively reflect the change in accounting for retirement benefits described in Note 2. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2017 and 2016 consolidated financial statements of Southern Natural Gas Company L.L.C. and its subsidiary other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2017 and 2016 consolidated financial statements taken as a whole.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter - Significant Transactions with Related Parties

As discussed in Note 6 to the consolidated financial statements, the Company has entered into significant transactions with related parties.

/s/ BDO USA, LLP

We have served as the Company's auditor since 2018.

Houston, Texas
February 15, 2019

SOUTHERN NATURAL GAS COMPANY, L.L.C. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
(In Millions)

	Year Ended December 31,		Four Months ended December 31,
	2018	2017	2016
Revenues	$604	$544	$230

Operating Costs and Expenses
Operations and maintenance	139	146	39
Depreciation and amortization	82	85	27
General and administrative	36	34	14
Taxes, other than income taxes	37	37	13
Total Operating Costs and Expenses	294	302	93

Operating Income	310	242	137

Other Income (Expense)
Earnings from equity investment	9	8	2
Interest, net	(65)	(69)	(26)
Other, net	7	(6)	2
Total Other Income (Expense)	(49)	(67)	(22)

Net Income	$261	$175	$115

The accompanying notes are an integral part of these consolidated financial statements.

SOUTHERN NATURAL GAS COMPANY, L.L.C. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
(In Millions)

	December 31,
	2018	2017
ASSETS
Current assets
Cash and cash equivalents	$10	$4
Accounts receivable, net	32	35
Accounts receivable from affiliates	19	19
Inventories	19	18
Regulatory assets	23	2
Other current assets	1	4
Total current assets	104	82

Property, plant and equipment, net	2,606	2,439
Investment	65	63
Regulatory assets	22	23
Deferred charges and other assets	34	35
Total Assets	$2,831	$2,642

LIABILITIES AND MEMBERS' EQUITY
Current liabilities
Current portion of debt	$—	$13
Accounts payable	28	21
Accounts payable to affiliates	24	15
Accrued interest	17	17
Accrued taxes, other than income taxes	19	20
Regulatory liabilities	5	15
Other current liabilities	10	9
Total current liabilities	103	110

Long-term liabilities and deferred credits
Long-term debt, net of debt issuance costs	1,103	1,102
Capital payment obligation (Note 9)	142	—
Other long-term liabilities and deferred credits	70	76
Total long-term liabilities and deferred credits	1,315	1,178
Total Liabilities	1,418	1,288

Commitments and contingencies (Note 10)
Members' Equity	1,413	1,354
Total Liabilities and Members' Equity	$2,831	$2,642

The accompanying notes are an integral part of these consolidated financial statements.

SOUTHERN NATURAL GAS COMPANY, L.L.C. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Millions)

	Year Ended December 31,		Four Months Ended December 31,
	2018	2017	2016
Cash Flows From Operating Activities
Net income	$261	$175	$115
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	82	85	27
Earnings from equity investment	(9)	(8)	(2)
Other non-cash items	(5)	1	1
Distributions from equity investment earnings	7	6	3
Changes in components of working capital:
Accounts receivable	3	8	(7)
Regulatory assets	(21)	2	5
Accounts payable	6	1	10
Accrued interest	—	(2)	(7)
Accrued taxes, other than income	(1)	(2)	(4)
Regulatory liabilities	(11)	12	1
Other current assets and liabilities	3	3	—
Other long-term assets and liabilities	21	50	(1)
Net Cash Provided by Operating Activities	336	331	141

Cash Flows From Investing Activities
Capital expenditures	(111)	(53)	(33)
Other, net	(4)	(5)	—
Net Cash Used in by Investing Activities	(115)	(58)	(33)

Cash Flows From Financing Activities
Issuances of debt	175	570	56
Payments of debt	(188)	(659)	(56)
Debt issuance costs	—	(4)	—
Contributions from Members	98	108	15
Distributions to Members	(300)	(288)	(119)
Net Cash Used in Financing Activities	(215)	(273)	(104)

Net Change in Cash and Cash Equivalents	6	—	4
Cash and Cash Equivalents, beginning of period	4	4	—
Cash and Cash Equivalents, end of period	$10	$4	$4

Non-cash Investing Activities
Net increase in property, plant and equipment accruals	$152

Supplemental Disclosure of Cash Flow Information
Cash paid during the period for interest (net of capitalized interest)	$63	$69	$24

The accompanying notes are an integral part of these consolidated financial statements.

SOUTHERN NATURAL GAS COMPANY, L.L.C. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF MEMBERS' EQUITY
(In Millions)

	Year Ended December 31,		Four Months Ended December 31,
	2018	2017	2016
Beginning Balance	$1,354	$1,359	$1,348
Net income	261	175	115
Contributions	98	108	15
Distributions	(300)	(288)	(119)
Ending Balance	$1,413	$1,354	$1,359

The accompanying notes are an integral part of these consolidated financial statements.

SOUTHERN NATURAL GAS COMPANY, L.L.C. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. General

We are a Delaware limited liability company, originally formed in 1935 as a corporation. When we refer to “us,” “we,” “our,” “ours,” “the Company,” or “SNG,” we are describing Southern Natural Gas Company, L.L.C and its consolidated subsidiary.

Prior to September 2016, we were an indirect wholly owned subsidiary of Kinder Morgan, Inc. (KMI).  On September 1, 2016, KMI completed the sale of a 50% interest in SNG to The Southern Company (TSC).  We continue to be operated by KMI.

The member interests in us are as follows:

•50.0% - Kinder Morgan SNG Operator, LLC, an indirect subsidiary of KMI; and
•50.0% - Evergreen Enterprise Holdings, LLC, an indirect subsidiary of TSC.

Our operations are regulated by the Federal Energy Regulatory Commission (FERC) under the Natural Gas Act of 1938, the Natural Gas Policy Act of 1978 and the Energy Policy Act of 2005. The FERC approves tariffs that establish rates, cost recovery mechanisms and other terms and conditions of service to our customers.

Our primary business consists of the interstate transportation and storage of natural gas. Our natural gas pipeline system consists of approximately 6,950 miles of pipeline with a design capacity of approximately 4.3 billion cubic feet (Bcf) per day for natural gas. This pipeline system extends from supply basins in Louisiana, Mississippi and Alabama to market areas in Louisiana, Mississippi, Alabama, Florida, Georgia, South Carolina and Tennessee, including the metropolitan areas of Atlanta and Birmingham. We also own and operate 100% of the Muldon storage facility in Monroe County, Mississippi and own a 50% interest in Bear Creek Storage Company, L.L.C. (Bear Creek) in Bienville Parish, Louisiana. Bear Creek is a joint venture equally owned by us and Tennessee Gas Pipeline Company, L.L.C., an affiliate. Our interest in Bear Creek, the Muldon storage facilities and contracted storage have a combined working natural gas storage capacity of approximately 69 Bcf and peak withdrawal capacity of approximately 1.3 Bcf per day.

2. Summary of Significant Accounting Policies

Basis of Presentation

We have prepared our accompanying consolidated financial statements in accordance with the accounting principles contained in the Financial Accounting Standards Board's (FASB) Accounting Standards Codification, the single source of United States Generally Accepted Accounting Principles (GAAP) and referred to in this report as the Codification. Additionally, certain amounts from the prior year have been reclassified to conform to the current presentation.

We have included financial statements for the four month period ending December 31, 2016 in order to provide information beginning with the date of the sale as described above in Footnote 1.

Management has evaluated subsequent events through February 15, 2019, the date the financial statements were available to be issued.

Principles of Consolidation

We consolidate entities when we have the ability to control or direct the operating and financial decisions of the entity or when we have a significant interest in the entity that gives us the ability to direct the activities that are significant to that entity. The determination of our ability to control, direct or exert significant influence over an entity involves the use of judgment. All significant intercompany items have been eliminated in consolidation.

Adoption of New Accounting Pronouncements

On January 1, 2018, we adopted Accounting Standard Update (ASU) No. 2014-09, “Revenue from Contracts with Customers” and the series of related accounting standard updates that followed (collectively referred to as “Topic 606”). We utilized the modified retrospective method to adopt Topic 606, which required us to apply the new revenue standard to (i) all new revenue contracts entered into after January 1, 2018 and (ii) revenue contracts which were not completed as of January 1, 2018. In accordance with this approach, our consolidated revenues for periods prior to January 1, 2018 were not revised. There was no cumulative adjustment as of January 1, 2018 resulting from the adoption of Topic 606. For more information, see “—Revenue Recognition” below and Note 8.

On January 1, 2018, we adopted ASU No. 2017-07, “Compensation - Retirement Benefits (Topic 715).” This ASU requires an employer to disaggregate the service cost component from the other components of net benefit cost, allows only the service cost component of net benefit cost to be eligible for capitalization and establishes how to present the service cost component and the other components of net benefit cost in the income statement. Topic 715 required us to retrospectively reclassify $4 million of other components of net benefit credits (excluding the service cost component) from “General and administrative” to “Other, net” in our accompanying Consolidated Statement of Income for the year ended December 31, 2017. We prospectively applied Topic 715 related to net benefit costs eligible for capitalization.

Use of Estimates

Certain amounts included in or affecting our financial statements and related disclosures must be estimated, requiring us to make certain assumptions with respect to values or conditions which cannot be known with certainty at the time our financial statements are prepared. These estimates and assumptions affect the amounts we report for assets and liabilities, our revenues and expenses during the reporting period, and our disclosures, including as it relates to contingent assets and liabilities at the date of our financial statements. We evaluate these estimates on an ongoing basis, utilizing historical experience, consultation with experts and other methods we consider reasonable in the particular circumstances. Nevertheless, actual results may differ significantly from our estimates. Any effects on our business, financial position or results of operations resulting from revisions to these estimates are recorded in the period in which the facts that give rise to the revision become known.

In addition, we believe that certain accounting policies are of more significance in our financial statement preparation process than others, and set out below are the principal accounting policies we apply in the preparation of our consolidated financial statements.

Cash Equivalents

We define cash equivalents as all highly liquid short-term investments with original maturities of three months or less.

Accounts Receivable, net

We establish provisions for losses on accounts receivable due from shippers and operators if we determine that we will not collect all or part of the outstanding balance. We regularly review collectability and establish or adjust our allowance as necessary using the specific identification method. The allowance for doubtful accounts as of December 31, 2018 and 2017 was not significant.

Inventories

Our inventories, which consist of materials and supplies, are valued at weighted-average cost, and we periodically review for physical deterioration and obsolescence.

Natural Gas Imbalances

Natural gas imbalances occur when the amount of natural gas delivered from or received by a pipeline system or storage facility differs from the scheduled amount of gas to be delivered or received. We value these imbalances due to or from shippers and operators at current index prices. Imbalances are settled in cash or made up in-kind, subject to the terms of our FERC tariff. Imbalances due from others are reported on our accompanying Consolidated Balance Sheets in “Other current assets.” Imbalances owed to others are reported on our accompanying Consolidated Balance Sheets in “Other current liabilities.” We classify all imbalances due from or owed to others as current as we expect to settle them within a year.

Property, Plant and Equipment, net

Our property, plant and equipment is recorded at its original cost of construction or, upon acquisition, at either the fair value of the assets acquired or the cost to the entity that first placed the asset in utility service. For constructed assets, we capitalize all construction-related direct labor and material costs, as well as indirect construction costs. Our indirect construction costs primarily include an interest and equity return component (as more fully described below) and labor and related costs associated with supporting construction activities. The indirect capitalized labor and related costs are based upon estimates of time spent supporting construction projects.

We use the composite method to depreciate property, plant and equipment. Under this method, assets with similar economic characteristics are grouped and depreciated as one asset. The FERC-accepted depreciation rate is applied to the total cost of the group until the net book value equals the salvage value. For certain general plant, the asset is depreciated to zero. As part of periodic filings with the FERC, we also re-evaluate and receive approval for our depreciation rates. When property, plant and equipment is retired, accumulated depreciation and amortization is charged for the original cost of the assets in addition to the cost to remove, sell or dispose of the assets, less salvage value. We do not recognize gains or losses unless we sell land or an entire operating unit (as approved by the FERC). In those instances where we receive recovery in rates related to losses on dispositions of operating units, we record a regulatory asset for the estimated recoverable amount.

Included in our property balances are base gas and working gas at our storage facilities. We periodically evaluate natural gas volumes at our storage facilities for gas losses. When events or circumstances indicate a loss has occurred, we recognize a loss on our accompanying Consolidated Statements of Income or defer the loss as a regulatory asset on our accompanying Consolidated Balance Sheets if deemed probable of recovery through future rates charged to customers.

We capitalize a carrying cost (an allowance for funds used during construction or AFUDC) on debt and equity funds related to the construction of long-lived assets. This carrying cost consists of a return on the investment financed by debt and a return on the investment financed by equity. The debt portion is calculated based on our average cost of debt. Interest costs capitalized are included as a reduction in “Interest, net” on our accompanying Consolidated Statements of Income. The equity portion is calculated based on our most recent FERC approved rate of return. Equity amounts capitalized are included in “Other, net” on our accompanying Consolidated Statements of Income. The amounts of capitalized AFUDC were not significant for the years ended December 31, 2018 and 2017 and the four months ended December 31, 2016.

Asset Retirement Obligations (ARO)

We record liabilities for obligations related to the retirement and removal of long-lived assets used in our businesses. We record, as liabilities, the fair value of ARO on a discounted basis when they are incurred and can be reasonably estimated, which is typically at the time the assets are installed or acquired.  Amounts recorded for the related assets are increased by the amount of these obligations. Over time, the liabilities increase due to the change in their present value, and the initial capitalized costs are depreciated over the useful lives of the related assets.  The liabilities are eventually extinguished when the asset is taken out of service.

We are required to operate and maintain our natural gas pipelines and storage systems, and intend to do so as long as supply and demand for natural gas exists, which we expect for the foreseeable future. Therefore, we believe that we cannot reasonably estimate the ARO for the substantial majority of our assets because these assets have indeterminate lives. We continue to evaluate our ARO and future developments could impact the amounts we record. Our recorded ARO were not significant as of December 31, 2018 and 2017.

Asset and Investment Impairments

We evaluate our assets and investments for impairment when events or circumstances indicate that their carrying values may not be recoverable. These events include market declines that are believed to be other than temporary, changes in the manner in which we intend to use a long-lived asset, decisions to sell an asset or investment and adverse changes in market conditions or in the legal or business environment such as adverse actions by regulators. If an event occurs, which is a determination that involves judgment, we evaluate the recoverability of our carrying value based on either (i) the long-lived asset's ability to generate future cash flows on an undiscounted basis or (ii) the fair value of the investment in an unconsolidated affiliate. If an impairment is indicated, or if we decide to sell a long-lived asset or group of assets, we adjust the carrying value of the asset downward, if necessary, to its estimated fair value.

Our fair value estimates are based on assumptions market participants would use, including market data obtained through the sales process or an analysis of expected discounted future cash flows. There were no impairments for the years ended December 31, 2018 and 2017 and the four months ended December 31, 2016.

Equity Method of Accounting

We account for investments, which we do not control but do have the ability to exercise significant influence, by the equity method of accounting. Under this method, our equity investments are carried originally at our acquisition cost, increased by our proportionate share of the investee’s net income and by contributions made, and decreased by our proportionate share of the investee’s net losses and by distributions received.

Revenue Recognition

Revenue from Contracts with Customers

The unit of account in Topic 606 is a performance obligation, which is a promise in a contract to transfer to a customer either a distinct good or service (or bundle of goods or services) or a series of distinct goods or services provided over a period of time. Topic 606 requires that a contract’s transaction price, which is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer, is to be allocated to each performance obligation in the contract based on relative standalone selling prices and recognized as revenue when (point in time) or as (over time) the performance obligation is satisfied.

Our revenues are primarily generated from the transportation and storage of natural gas under firm service customer contracts with take-or-pay elements (principally for capacity reservation) where both the price and quantity are fixed. Generally, for these contracts: (i) our promise is to transfer (or stand ready to transfer) a series of distinct integrated services over a period of time, which is a single performance obligation; (ii) the transaction price includes both fixed and/or variable consideration which is determinable at contract inception and/or at each month end based on our right to invoice at month end for the value of services provided to the customer that month; and (iii) the transaction price is recognized as revenue over the service period specified in the contract as the services are rendered. In these arrangements, the customer is obligated to pay for services associated with its take-or-pay obligation regardless of whether or not the customer chooses to utilize the service in that period. Because we make the service continuously available over the service period, we recognize the take-or-pay amount as revenue ratably over such period based on the passage of time.

The natural gas we receive under our transportation and storage contracts remains under the control of our customers. In many cases, generally described as firm service, the customer generally pays a two-part transaction price that includes (i) a fixed fee reserving the right to transport natural gas in our facilities up to contractually specified capacity levels (referred to as “reservation”) and (ii) a per-unit rate for quantities of natural gas actually transported or stored. In our firm service contracts we generally promise to provide a single integrated service each day over the life of the contract, which is fundamentally a stand-ready obligation to provide services up to the customer’s reservation capacity prescribed in the contract. Our customers have a take-or-pay payment obligation with respect to the fixed reservation fee component, regardless of the quantities they actually transport or store. In other cases, generally described as interruptible service, there is no fixed fee associated with these services because the customer accepts the possibility that service may be interrupted at our discretion in order to serve customers who have firm service contracts. We do not have an obligation to perform under interruptible customer arrangements until we accept and schedule the customer’s request for periodic service. The customer pays a transaction price based on a per-unit rate for the quantities actually transported or stored.

Refer to Note 8 for further information.

Revenue Recognition Policy prior to January 1, 2018

Prior to the implementation of Topic 606, we estimated our earned but unbilled revenues from natural gas transportation and storage services based on contract data, regulatory information, and preliminary throughput and allocation measurements, among other items. Revenues for all services were based on the thermal quantity of gas delivered or subscribed at a price specified in the contract. We recognized reservation revenues on firm contracted capacity ratably over the contract period regardless of the amount of natural gas that was transported or stored. For interruptible or volumetric-based services, we recorded revenues when physical deliveries of natural gas were made at the agreed upon delivery point or when the gas was injected or withdrawn from the storage facility. For contracts with step-up or step-down rate provisions that were not related to changes in levels of service, we recognized reservation revenues ratably over the contract life.

Environmental Matters

We capitalize or expense, as appropriate, environmental expenditures. We capitalize certain environmental expenditures required in obtaining rights-of-way, regulatory approvals or permitting as part of the construction. We accrue and expense environmental costs that relate to an existing condition caused by past operations, which do not contribute to current or future revenue generation. We generally do not discount environmental liabilities to a net present value, and we record environmental liabilities when environmental assessments and/or remedial efforts are probable and we can reasonably estimate the costs. Generally, our recording of these accruals coincides with our completion of a feasibility study or our commitment to a formal plan of action. We recognize receivables for anticipated associated insurance recoveries when such recoveries are deemed to be probable.

We routinely conduct reviews of potential environmental issues and claims that could impact our assets or operations. These reviews assist us in identifying environmental issues and estimating the costs and timing of remediation efforts. We also routinely adjust our environmental liabilities to reflect changes in previous estimates. In making environmental liability estimations, we consider the material effect of environmental compliance, pending legal actions against us, and potential third-party liability claims. Often, as the remediation evaluation and effort progresses, additional information is obtained, requiring revisions to estimated costs. These revisions are reflected in our income in the period in which they are reasonably determinable. For more information on our environmental matters, see Note 10.

Other Contingencies

We recognize liabilities for other contingencies when we have an exposure that indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. Where the most likely outcome of a contingency can be reasonably estimated, we accrue an undiscounted liability for that amount. Where the most likely outcome cannot be estimated, a range of potential losses is established and if no one amount in that range is more likely than any other, the low end of the range is accrued.

Postretirement Benefits

We maintain a postretirement benefit plan covering certain of our former employees that we have made contributions to in the past. These contributions are invested until the benefits are paid to plan participants. The net benefit cost of this plan is recorded on our accompanying Consolidated Statements of Income and is a function of many factors including expected returns on plan assets and amortization of certain deferred gains and losses. For more information on our policies with respect to our postretirement benefit plan, see Note 5.

In accounting for our postretirement benefit plan, we record an asset or liability based on the difference between the fair value of the plan's assets and the plan's benefit obligation. Any deferred amounts related to unrecognized gains and losses or changes in actuarial assumptions are recorded on our Consolidated Balance Sheets as a regulatory asset or liability until those gains or losses are recognized on our accompanying Consolidated Statements of Income.

Income Taxes

We are a limited liability company that is treated as a partnership for income tax purposes and are not subject to federal or state income taxes. Our Members are responsible for income taxes on their allocated share of taxable income which may differ from income for financial statement purposes due to differences in the tax basis and financial reporting basis of assets and liabilities.

Regulatory Assets and Liabilities

Our interstate natural gas pipeline and storage operations are subject to the jurisdiction of the FERC and are accounted for in accordance with Accounting Standards Codification Topic 980, “Regulated Operations.” Under these standards, we record regulatory assets and liabilities that would not be recorded for non-regulated entities. Regulatory assets and liabilities represent probable future revenues or expenses associated with certain charges and credits that are expected to be recovered from or refunded to customers through the ratemaking process. Items to which we apply regulatory accounting requirements include certain postretirement employee benefit plan costs, losses on reacquired debt, taxes related to an equity return component on regulated capital projects prior to our change in legal structure to a non taxable entity, certain differences between gas retained and gas consumed in operations, amounts associated with the Tax Cuts and Jobs Act of 2017 (2017 Tax Reform) and other costs included in, or expected to be included in, future rates. For more information on our regulated operations, see Note 9.

3. Property, Plant and Equipment, net

Our property, plant and equipment, net consisted of the following (in millions, except for %):

		December 31,
	Annual Depreciation Rates %	2018	2017
Transmission and storage facilities	0.9 - 2.0	$3,927	$3,648
General plant	3.33 - 20.0	19	19
Intangible plant	5.0 - 10.0	24	20
Other		108	129
Accumulated depreciation and amortization(a)		(1,507)	(1,412)
		2,571	2,404
Land		14	13
Construction work in progress		21	22
Property, plant and equipment, net		$2,606	$2,439
_______________

(a)	The composite weighted average depreciation rate for the years ended December 31, 2018 and 2017 were approximately 2.2% and 2.3%, respectively.

4. Debt

We classify our debt based on the contractual maturity dates of the underlying debt instruments. We defer costs associated with debt issuance over the applicable term. These costs are then amortized as interest expense on our accompanying Consolidated Statements of Income.

The following table summarizes the net carrying value of our outstanding debt (in millions):

	December 31,
	2018	2017
4.40% Notes due June 2021	$300	$300
7.35% Notes due February 2031	153	153
8.00% Notes due March 2032	258	258
4.80% Senior Notes due March 2047	400	400
Credit Facility	—	13
	1,111	1,124
Less: Unamortized discount and debt issuance costs	8	9
Total debt	1,103	1,115
Less: Current portion of debt	—	13
Total long-term debt	$1,103	$1,102

Debt Issuance and Repayment

On March 15, 2017 we issued $400 million of 4.80% senior notes due March 2047 and incurred debt issuance costs of $4 million. On April 3, 2017 we used the net proceeds of $399 million received from the debt issuance and equity contributions from our Members to repay $500 million of our 5.90% notes due April 2017.

Our notes are redeemable in whole or in part, at our option at any time, at a redeemable price equal to 100% of the principal amount of the notes plus accrued interest to the redemption date plus a make-whole premium.  The stated interest rate on each note is fixed at the level included in the chart above and payable based on a payment schedule set forth in the underlying agreement.

Credit Facility

Effective September 1, 2016, we entered into a $75 million, unsecured, 5-year revolving credit facility (Credit Facility). The facility is with a syndicate of financial institutions with Barclays Bank PLC as the administrative agent. Borrowings under our Credit Facility can be used for working capital and other general corporate purposes and are included within the caption “Current portion of debt” on our accompanying Consolidated Balance Sheet.

Our Credit Facility borrowings bear interest at either (i) London Interbank Offered Rate (LIBOR) plus an applicable margin ranging from 0.875% to 1.50% per annum based on our credit ratings or (ii) the greatest of the (a) Federal Funds Effective rate plus ½ of 1%, (b) the Prime Rate in effect for such day, and (c) the LIBOR rate for a one-month Eurodollar loan plus 1%, plus, in each case, an applicable margin ranging from nil to 1.5%. In addition, we have agreed to pay the administrative agent a commitment fee, based on our credit rating, ranging from 0.075% to 0.200%.

Our Credit Facility includes the following restrictive covenants:

•	total debt divided by earnings before interest, income taxes, depreciation and amortization may not exceed 5.00 to 1.00;

•	certain limitations on indebtedness, including payments and amendments;

•	certain limitations on entering into mergers, consolidations, sales of assets and investments;

•	limitations on granting liens; and

•	prohibitions on making any distributions if an event of default exists or would exist upon making such a distribution.

Debt Covenants

Under our various other financing documents, we are subject to certain restrictions and covenants. The most restrictive of these include limitations on the incurrence of liens and limitations on sale-leaseback transactions. For the years ended December 31, 2018 and 2017 and the four months ended December 31, 2016, we were in compliance with our debt-related covenants.

5. Retirement Benefits

Pension and Retirement Savings Plans

KMI maintains a pension plan and a retirement savings plan covering substantially all of its U.S. employees, including certain of our former employees. The benefits under the pension plan are determined under a cash balance formula. Under its retirement savings plan, KMI contributes an amount equal to 5% of participants’ eligible compensation per year. KMI is responsible for benefits accrued under its plans and allocates certain costs based on a benefit allocation rate applied on payroll charged to its affiliates.

Postretirement Benefits Plan

We provide postretirement benefits, including medical benefits for a closed group of retirees. Medical benefits for pre-age 65 participants of this closed group may be subject to deductibles, co-payment provisions, dollar caps and other limitations on the amount of employer costs, and are subject to further benefit changes by KMI, the plan sponsor. Post-age 65 Medicare eligible participants are provided a fixed subsidy to purchase coverage through a retiree Medicare exchange. In addition, certain former employees continue to receive limited postretirement life insurance benefits. Our postretirement benefit plan costs were prefunded and were recoverable under prior rate case settlements. Currently, there is no cost recovery or related funding that is required as part of our current FERC approved rates, however, we can seek to recover any funding shortfall that may be required in the future. We do not expect to make any contributions to our postretirement benefit plan in 2019 and there were no contributions made in 2018 and 2017 or the four months ended December 31, 2016.

Postretirement Benefit Obligation, Plan Assets and Funded Status

Our postretirement benefit obligations and net benefit costs are primarily based on actuarial calculations. We use various assumptions in performing these calculations, including those related to the return that we expect to earn on our plan assets, the estimated cost of health care when benefits are provided under our plan and other factors. A significant assumption we utilize is the discount rates used in calculating the benefit obligations. The discount rate used in the measurement of our postretirement benefit obligation is determined by matching the timing and amount of our expected future benefit payments for our postretirement benefit obligation to the average yields of various high-quality bonds with corresponding maturities. The service and interest cost components of net periodic benefit cost (credit) for our other postretirement benefit plan are estimated by utilizing a full yield curve approach by applying the specific spot rates along the yield curve used in the determination of the benefit obligation to their underlying projected cash flows.

The table below provides information about our postretirement benefit plan as of and for each of the listed periods (in millions):

	Year Ended December 31,		Four Months Ended December 31,
	2018	2017	2016
Change in plan assets:
Fair value of plan assets - beginning of period	$60	$58	$57
Actual return on plan assets	(2)	5	2
Benefits paid	(3)	(3)	(1)
Fair value of plan assets - end of period	$55	$60	$58
Change in postretirement benefit obligation:
Postretirement benefit obligation - beginning of period	$27	$29	$30
Interest cost	1	1	—
Actuarial gain	(2)	—	—
Benefits paid	(3)	(3)	(1)
Postretirement benefit obligation - end of period	$23	$27	$29
Reconciliation of funded status:
Fair value of plan assets	$55	$60	$58
Less: Postretirement benefit obligation	23	27	29
Net asset at December 31(a)	$32	$33	$29
_______________

(a)	Net asset amounts are included in “Deferred charges and other assets” on our accompanying Consolidated Balance Sheets.

Plan Assets

The primary investment objective of our plan is to ensure that, over the long-term life of the plan, an adequate pool of sufficiently liquid assets exists to meet the benefit obligations to retirees and beneficiaries. Investment objectives are long-term in nature covering typical market cycles. Any shortfall of investment performance compared to investment objectives is generally the result of economic and capital market conditions. Although actual allocations vary from time to time from our targeted allocations, the target allocations of our postretirement plan’s assets are 60% equity and 40% fixed income.

Below are the details of the postretirement benefit plan assets by class and a description of the valuation methodologies used for assets measured at fair value.

▪
Level 1 assets' fair values are based on quoted market prices for the instruments in actively traded markets. Included in this are equities and master limited partnerships using the quoted prices in actively traded markets;

▪
Level 2 assets' fair values are primarily based on pricing, data representative of quoted prices for similar assets in active markets (or identical assets in less active markets). Included in this are short term investment funds which are valued at cost plus calculated interest; and

▪
Plan assets with fair values that are based on the net asset value per share, or its equivalent (NAV), as reported by the issuers are determined based on the fair value of the underlying securities as of the valuation date and include private limited partnerships, fixed income trusts and common collective trusts. The plan assets measured at NAV are not categorized within the fair value hierarchy described above, but are separately identified in the table below.

Listed below are the fair values of the plan's assets that are recorded at fair value by class and categorized by fair value measurement used at December 31, 2018 and 2017 (in millions):

	2018			2017
	Level 1	Level 2	Total	Level 1	Level 2	Total
Short-term investment fund (money market)	$—	$—	$—	$—	$1	$1
Equity securities, domestic	—	—	—	5	—	5
Master limited partnerships	—	—	—	14	—	14
Total assets in fair value hierarchy	$—	$—	—	$19	$1	20

Investments measured at NAV(a)			55			40
Investments at fair value			$55			$60
_______________

(a)
In accordance with Subtopic 820-10 of ASU No. 2015-07, Fair Value Measurement (Topic 820), certain Plan assets that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value of the common collective trusts as of December 31, 2018 was $55 million. The fair value of the fixed income trusts and private limited partnerships as of December 31, 2017 was $18 million and $22 million, respectively.

Expected Payment of Future Benefits

As of December 31, 2018, we expect the following benefit payments under our plan (in millions):

Year	Total
2019	$3
2020	2
2021	2
2022	2
2023	2
2024 - 2028	9

Actuarial Assumptions and Sensitivity Analysis

Postretirement benefit obligations and net benefit costs are based on actuarial estimates and assumptions. The following table details the weighted average actuarial assumptions used in determining our postretirement plan obligations and net benefit costs.

	2018		2017
		(%)
Assumptions related to benefit obligations at December 31:
Discount rate	4.14		3.45
Assumptions related to benefit costs for the year ended December 31:
Discount rate for benefit obligations	3.45		3.63
Discount rate for interest on benefit obligations	3.03		2.93
Expected return on plan assets(a)	7.25		7.00
_______________

(a)
The expected return on plan assets listed in the table above is a pre-tax rate of return based on our portfolio of investments. We utilize an after-tax expected return on plan assets to determine our benefit costs, which is based on unrelated business income taxes with a weighted average rate of 21% for both 2018 and 2017.

Actuarial estimates for our postretirement benefits plan assumed a weighted average annual rate of increase in the per capita costs of covered health care benefits of 6.12%, gradually decreasing to 4.54% by the year 2038. A one-percentage point change in assumed health care trends would not have had a significant effect on the postretirement benefit obligation or interest costs as of and for the years ended December 31, 2018 and 2017 and the four months ended December 31, 2016.

Components of Net Benefit Income

The components of net benefit costs (income) are as follows (in millions):

	Year Ended December 31,		Four Months Ended December 31,
	2018	2017	2016
Interest cost(a)	$1	$1	$—
Expected return on plan assets	(3)	(3)	(1)
Amortization of prior service credit(a)	(2)	(2)	—
Net benefit income	$(4)	$(4)	$(1)
________
(a) Amounts during the four months ended December 31, 2016 were less than $500,000.

6. Related Party Transactions

Affiliate Balances and Activities

We enter into transactions with our affiliates within the ordinary course of business, including natural gas transportation services to and from affiliates under long-term contracts, storage contracts and various operating agreements, and the services are based on the same terms as non-affiliates. As of December 31, 2018 and 2017, we had approximately $1 million of natural gas imbalance payable and approximately $1 million of natural gas imbalance receivable, respectively, with our affiliates which are included in “Other current liabilities” and “Other current assets”, respectively, on our accompanying Consolidated Balance Sheets.

We do not have employees and are operated by an indirect subsidiary of KMI; therefore, KMI employees provide services to us. We have an Operations and Management Agreement (O&M Agreement) with Kinder Morgan SNG Operator, LLC, a subsidiary of KMI, whereby we reimburse KMI monthly for direct operating expenses incurred on our behalf and pay a fixed annual fee for general and administrative costs. The fixed fee for the years ended December 31, 2018 and 2017 and the four months ended December 31, 2016 were $31 million, $30 million and $13 million, respectively, and are reflected in the “General and administrative” line in the table below. The fixed fee will continue to be $31 million for 2019 and 2020, and is subject to review and approval for each of the next four years pursuant to the O&M Agreement.

The following table shows revenues and costs from our affiliates (in millions):

	Year Ended December 31,		Four Months Ended December 31,
	2018	2017	2016
Revenues	$201	$200	$67
Operations and maintenance	104	90	24
General and administrative	31	30	13
Capitalized costs	15	9	4

Subsequent Event

In January 2019, we made a cash distribution to our Members of $20 million and received contributions from our Members of approximately $0.3 million.

7. Fair Value

The following table reflects the carrying amount and estimated fair value of our outstanding debt balances (in millions):

	As of December 31,
	2018		2017
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Total debt	$1,103	$1,190	$1,115	$1,302

We separate the fair values of our financial instruments into levels based on our assessment of the availability of observable market data and the significance of non-observable data used to determine the estimated fair value. We estimated the fair values of our outstanding debt balance primarily based on quoted market prices for the same or similar issues, a Level 2 fair value measurement. Our assessment and classification of an instrument within a level can change over time based on the maturity or liquidity of the instrument and this change would be reflected at the end of the period in which the change occurs. During the years ended December 31, 2018 and 2017, there were no changes to the inputs and valuation techniques used to measure fair value, the types of instruments, or the levels in which they were classified.

8. Revenue Recognition

Disaggregation of Revenues

The following table presents our revenues disaggregated by revenue source and type of revenue for each revenue source (in millions):

Year Ended
December 31, 2018
Revenue from contracts with customers
Services
Firm services	$540
Fee-based services	67
Total services revenue	607
Other revenue	(3)
Total revenues	$604

Contract Balances

Contract assets and contract liabilities are the result of timing differences between revenue recognition, billings and cash collections. We recognize contract assets in those instances where billing occurs subsequent to revenue recognition and our right to invoice the customer is conditioned on something other than the passage of time. We had no contract assets as of January 1, or December 31, 2018. Our contract liabilities are substantially related to (i) contractual billings made to customers in advance of the service being provided, which we substantially recognize as revenue on a straight-line basis over the term of the related customer contracts and (ii) contracts where we have levelized revenue recognition for capacity reservation (take-or-pay) customer charges which are billed at higher reservation rates in the initial contract years, but have equal capacity reservation amounts for the life of such contracts.

The following table presents the activity in our contract liabilities for the year ended December 31, 2018, all of which is reported within “Other current liabilities” in our accompanying Consolidated Balance Sheets at December 31, 2018 (in millions):

Contract Liabilities
Balance at January 1, 2018	$2
Additions	5
Transfer to Revenues	(6)
Balance at December 31, 2018	$1

Revenue Allocated to Remaining Performance Obligations

The following table presents our estimated revenue allocated to remaining performance obligations for contracted revenue that has not yet been recognized, representing our “contractually committed” revenue as of December 31, 2018 that we will invoice or transfer from deferred revenue (contract liabilities) and recognize as revenue in future periods (in millions):

Year	Estimated Revenue
2019	$554
2020	542
2021	454
2022	286
2023	249
Thereafter	1,469
Total	$3,554

Our contractually committed revenue, for purposes of the tabular presentation above, is limited to service customer contracts which have fixed pricing and fixed volume terms and conditions, generally including contracts with take-or-pay or minimum volume commitment payment obligations.

Major Customers

For the year ended December 31, 2018, revenues from our largest affiliate customer was approximately $271 million which exceeded 10% of our operating revenues. For the year ended December 31, 2017, revenues from our two largest customers (one affiliate and one third party) were approximately $269 million, and $55 million, each of which exceeded 10% of our operating revenues. For the four months ended December 31, 2016, revenues from our largest affiliate and non-affiliate customers were approximately $89 million, and $52 million, each of which exceeded 10% of our operating revenues for that period, see Note 6.

9. Accounting for Regulatory Activities

Regulatory Assets and Liabilities

Regulatory assets and liabilities represent probable future revenues or expenses associated with certain charges and credits that will be recovered from or refunded to customers through the ratemaking process. As of December 31, 2018, the regulatory assets are being recovered in our rates, without earning a return, over a period of approximately one year to 31 years. Below are the details of our regulatory assets and liabilities as of (in millions):

	December 31,
	2018	2017
Current regulatory assets
Difference between gas retained and gas consumed in operations	$22	$1
Other	1	1
Total current regulatory assets	23	2
Non-current regulatory assets
Taxes on capitalized funds used during construction	12	13
Unamortized loss on reacquired debt	8	9
Other	2	1
Total non-current regulatory assets	22	23
Total regulatory assets	$45	$25

Current regulatory liabilities
Difference between gas retained and gas consumed in operations	$1	$12
Income tax related (a)	2	—
Other	2	3
Total current regulatory liabilities	5	15
Non-current regulatory liabilities
Postretirement benefits	13	19
Income tax related (a)	57	55
Other	—	1
Total non-current regulatory liabilities (b)	70	75
Total regulatory liabilities	$75	$90
_______________
(a)    See “2017 Tax Reform” below.
(b)    Included in “Other long-term liabilities and deferred credits” on our accompanying Consolidated Balance Sheets.

Our significant regulatory assets and liabilities include:

Difference between gas retained and gas consumed in operations

Amounts reflect the value of the difference between the gas retained and consumed in our operations. Pursuant to our tariff, these amounts are expected to be recovered from or returned to our customers in subsequent periods.

Taxes on capitalized funds used during construction

Amounts represent the recovery of deferred income taxes on AFUDC Equity recognized during the time prior to 2007 when we were a taxable entity. These amounts are included in our tariff rates and are recovered over the depreciable lives of the asset to which they apply.

Unamortized loss on reacquired debt

Amounts represent the deferred and unamortized portion of loss on reacquired debt which are recovered in our rates. Amounts are amortized over the original life of the debt issue, or in the case of refinanced debt, over the life of the new debt issue.

Postretirement Benefits

Amounts represent unrecognized gains and losses related to our postretirement benefit plan.

2017 Tax Reform

On December 22, 2017, the U.S. enacted the 2017 Tax Reform. Among the many provisions included in the 2017 Tax Reform is a provision to reduce the U.S. federal corporate income tax rate from 35% to 21% effective January 1, 2018. As income taxes are a component in our maximum recourse rates, the income tax rate change resulted in us recording a $66 million non-cash charge to our earnings related to an adjustment to our deferred income tax related regulatory assets and  liabilities. The charge was recorded as a reduction to Revenues of $55 million and an increase to Other, net of $11 million for the year ended December 31, 2017 and in 2018, we recorded a true-up adjustment which resulted in a reduction to Revenues of $5 million on our accompanying Consolidated Statements of Income.

Regulatory Matters

Rate Case

On July 12, 2013, the FERC approved a comprehensive rate case settlement for SNG's general system-wide tariff rates. Under the settlement, we were required to file a new rate case no later than February 28, 2018 for new storage and transportation tariff rates to go into effect September 1, 2018. In August 2017, we commenced pre-filing settlement negotiations with our customers to try and resolve the rate proceeding prior to filing a rate case with FERC. We filed on January 29, 2018 a request to FERC to extend the obligation to file the rate case from February 28 to May 1, 2018 in order to continue negotiations of a pre-filing settlement.  The FERC approved this filing on February 16, 2018. We filed a pre-filing settlement on March 12, 2018. The FERC approved the pre-filing settlement on May 30, 2018. New transportation, storage and park and loan tariff rates went into effect September 1, 2018, reflecting a 1% decrease in transportation and storage tariff rates. The settlement agreement and the resulting rates take into consideration the effects of the 2017 Tax Reform

During 2018, the FERC issued the following policy and order related to income taxes:

Revised Policy Statement on Treatment of Income Taxes (Revised Tax Policy).

In Docket No. PL17-1-000, as clarified under FERC’s Order on Rehearing, the FERC issued a revised policy statement to address income tax and rate of return policies for Master Limited Partnerships (MLPs) as a result of the decisions of the U.S. Court of Appeals for the District of Columbia Circuit in United Airlines, Inc., et al. v. FERC (United Airlines). The Revised Tax Policy provides a general policy statement notifying that an impermissible double recovery results from granting an MLP pipeline both an income tax allowance and a return on equity under the discounted cash flow methodology. The FERC clarified that each MLP pipeline may still propose an income tax allowance in a rate filing because the Revised Tax Policy is not a binding rule. If an MLP or other pass-through pipeline eliminates its income tax allowance from its cost of service pursuant to the post-United Airlines policy, the FERC anticipates that accumulated deferred income taxes (ADIT) will similarly be removed from the cost of service. With respect to other pass-through entities, the Revised Tax Policy recognized that the record in that proceeding did not provide a basis for addressing the United Airlines double recovery issue for the innumerable forms of pass-through entities. As a result, the Revised Tax Policy noted that non-MLP pass-through entities may recover an income tax allowance if they are able to prove in future proceedings that there is no double recovery. The FERC will require other partnerships and pass-through entities seeking to recover an income tax allowance to address the double-recovery concern from United Airlines in subsequent proceedings. The ultimate owners of our Members are organized as C-corporations and our earnings are taxed at the owner level. As such, we do not believe that the Revised Tax Policy will have an effect on our ability to collect an income tax allowance in our rates.

Interstate and Intrastate Natural Gas Pipelines; Rate Changes Relating to Federal Income Tax Rate – (Order No.
849).

In Order No. 849, issued July 18, 2018, (Docket No. RM18-11) (Final Rule), the FERC required interstate pipelines to file an informational filing on a new Form No. 501-G to collect information to evaluate the impact of the 2017 Tax Reform and the Revised Tax Policy regarding tax allowances for interstate and intrastate natural gas pipelines. On August 17, 2018, we and certain

KMI affiliates and other unrelated parties jointly filed a request for rehearing of the Final Rule. The FERC issued an order granting rehearing for further consideration on September 17, 2018. Based on the Final Rule our filing would have been due on December 6, 2018; however, we filed with the FERC for a waiver of filing the Form No. 501-G. This filing was approved on October 29, 2018, and we are not required to file a Form No. 501-G.

Other

We applied with the FERC on February 3, 2017 in Docket No. CP17-46-000 to expand our system in Georgia (Fairburn Expansion project) to provide additional firm transportation capacity of approximately 370,000 dekatherms per day in the Southeast market. The FERC issued an order on February 15, 2018, approving this expansion. The estimated capital cost of the project is approximately $244 million and it was placed into service in December, 2018. Included in the capital cost is $142 million for the purchase of a lateral previously owned by Georgia Power.  We are obligated to pay for the lateral in January of 2020.

10. Litigation, Environmental and Commitments

Legal Matters

We are party to various legal, regulatory and other matters arising from the day-to-day operations of our businesses that may result in claims against the Company. Although no assurance can be given, we believe, based on our experiences to date and taking into account established reserves, that the ultimate resolution of such items will not have a material adverse impact on our business, financial position, results of operations or cash flows. We believe we have meritorious defenses to the matters to which we are a party and intend to vigorously defend the Company. When we determine a loss is probable of occurring and is reasonably estimable, we accrue an undiscounted liability for such contingencies based on our best estimate using information available at that time. If the estimated loss is a range of potential outcomes and there is no better estimate within the range, we accrue the amount at the low end of the range. We disclose contingencies where an adverse outcome may be material, or in the judgment of management, we conclude the matter should otherwise be disclosed.

General

As of December 31, 2018 and 2017 we had no accruals for our outstanding legal proceedings.

Environmental Matters

We are subject to environmental cleanup and enforcement actions from time to time. In particular, the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) generally imposes joint and several liability for cleanup and enforcement costs on current and predecessor owners and operators of a site, among others, without regard to fault or the legality of the original conduct, subject to the right of a liable party to establish a “reasonable basis” for apportionment of costs. Our operations are also subject to federal, state and local laws and regulations relating to protection of the environment. Although we believe our operations are in substantial compliance with applicable environmental laws and regulations, risks of additional costs and liabilities are inherent in our operations, and there can be no assurance that we will not incur significant costs and liabilities. Moreover, it is possible that other developments, such as increasingly stringent environmental laws, regulations and enforcement policies under the terms of authority of those laws, and claims for damages to property or persons resulting from our operations, could result in substantial costs and liabilities to us.

Vintage Assets, Inc. Coastal Erosion Litigation

On December 18, 2015, Vintage Assets, Inc. and several individual landowners filed a petition in the State District Court for Plaquemines Parish, Louisiana alleging that its 5,000 acre property is composed of coastal wetlands, and that we failed to maintain pipeline canals and banks, causing widening of the canals, land loss, and damage to the ecology and hydrology of the marsh, in breach of right of way agreements, prudent operating practices, and Louisiana law. The suit also claims that defendants’ alleged failure to maintain pipeline canals and banks constitutes negligence and has resulted in encroachment of the canals, constituting trespass. The suit seeks in excess of $80 million in money damages, including recovery of litigation costs, damages for trespass, and money damages associated with an alleged loss of natural resources and projected reconstruction cost of replacing or restoring wetlands. The suit was removed to the U.S. District Court for the Eastern District of Louisiana. Our assets at issue were sold to Highpoint Gas Transmission, LLC in 2011, which was subsequently purchased by American Midstream Partners, LP. In response to our demand for defense and indemnity, American Midstream Partners agreed to pay 50% of joint defense costs and expenses, with a percentage of indemnity to be determined upon final resolution of the suit. On October 20, 2016, plaintiffs filed an amended complaint naming Highpoint Gas Transmission, LLC as an additional defendant. A non-jury trial was held during September 2017. On May 4, 2018, the District Court entered a judgment dismissing the tort and negligence claims against all of the defendants, and dismissing certain of the contract claims against one of our co-defendants.  In ruling in favor of plaintiffs on the remaining contract claims, the District Court ordered us to pay up to $1,104 in money damages, and issued a permanent injunction ordering us to restore up to 2.94 acres of land and maintain certain canals at widths designated by the right of way agreements in effect.  The Court stayed the judgment and the injunction pending appeal. The parties each filed a separate appeal to the U.S. Court of Appeals for the Fifth Circuit. On September 13, 2018, Highpoint Gas Transmission, LLC filed a motion to vacate the judgment and dismiss all of the appeals for lack of subject matter jurisdiction. On October 2, 2018, the Court of Appeals dismissed the appeals and remanded the suit to the U.S. District Court for the Eastern District of Louisiana. In doing so, the Court of Appeals ordered the District Court to remand the suit to the State District Court of Plaquemines Parish, Louisiana for further proceedings. The District Court has not yet done so. We will continue to vigorously defend the suit.

General

Although it is not possible to predict the ultimate outcomes, we believe that the resolution of the environmental matters set forth in this note, and other matters to which we and our subsidiary are a party, will not have a material adverse effect on our business, financial position, results of operations or cash flows. As of December 31, 2018 and 2017, we had less than $1 million accrued for our environmental matters.

Commitments

Capital Commitments

As of December 31, 2018, we have capital commitments of $4 million, which we expect to spend during 2019. We have other planned capital and investment projects that are discretionary in nature, with no substantial contractual capital commitments made in advance of the actual expenditures.

Transportation Commitments

We have transportation commitments totaling $290 million as of December 31, 2018, which are primarily related to a transportation contract with our affiliate, Elba Express Company, L.L.C., which we expect to spend $25 million each year for the period from 2019 to 2023 and $165 million in total thereafter. Transportation expense with Elba Express for the years ended December 31, 2018 and 2017 and the four months ended December 31, 2016 was approximately $25 million, $24 million and $2 million, and is reflected in “Operations and maintenance” on our accompanying Consolidated Statements of Income.

Storage Commitments

We have storage capacity commitments totaling $9 million as of December 31, 2018, most of which are related to storage capacity contracts with our equity investee, Bear Creek, which we expect to spend during 2019. We expect annual renewal of this contract to occur into the foreseeable future. Storage expense with Bear Creek for the years ended December 31, 2018 and 2017 and the four months ended December 31, 2016 was approximately $13 million, $13 million and $4 million, and is reflected in “Operations and maintenance” on our accompanying Consolidated Statements of Income.

Operating Leases

We lease property, facilities and equipment under various operating leases. Our future minimum annual rental commitments under our operating leases as of December 31, 2018, are as follows (in millions):

Year	Total
2019	$2
2020	2
2021	2
2022	2
2023	2
Thereafter	10
Total	$20

Rent expense on our lease obligations for the years ended December 31, 2018 and 2017 and the four months ended December

31, 2016 was approximately $2 million, $2 million and $1 million, and is reflected in “Operations and maintenance” and “General and administrative” on our accompanying Consolidated Statements of Income. For certain operating leases related to shared facilities, we may be the primary obligor, but the rent expense is allocated to various KMI subsidiaries and is administered and funded by KMI.

11. Recent Accounting Pronouncements

Topic 842

On February 25, 2016, the FASB issued ASU No. 2016-02, “Leases” followed by a series of related accounting standard updates (collectively referred to as “Topic 842”). Topic 842 establishes a new lease accounting model for leases. The most significant changes include the clarification of the definition of a lease, the requirement for lessees to recognize for all leases a right-of-use asset and a lease liability in the consolidated balance sheet, and additional quantitative and qualitative disclosures which are designed to give financial statement users information on the amount, timing, and uncertainty of cash flows arising from leases. Expenses are recognized in the consolidated statement of income in a manner similar to current accounting guidance. Lessor accounting under the new standard is substantially unchanged. The new standard will become effective for us beginning with the first quarter 2019. We will adopt the accounting standard using a prospective transition approach, which applies the provisions of the new guidance at the effective date without adjusting the comparative periods presented. We have elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allows us to carry forward the historical accounting relating to lease identification and classification for existing leases upon adoption. We have also elected the optional practical expedient permitted under the transition guidance within the new standard related to land easements that allows us to carry forward our historical accounting treatment for land easements on existing agreements upon adoption. We have made an accounting policy election to keep leases with an initial term of 12 months or less off of the consolidated balance sheet. We are finalizing our evaluation of the impacts that the adoption of this accounting guidance will have on the consolidated financial statements, and estimate approximately $17 million of additional right-of-use assets and liabilities will be recognized in our balance sheet upon adoption.